Exhibit 99.1

POET TECHNOLOGIES INC. Head Office: 120 Eglinton Avenue East, #1107 Toronto, ON, M4P 1E2 Phone: (416) 368-9411 - Fax: (416) 322-5075	USA Office: 780 Montague Expy #107 San Jose, CA 95131 USA

POET Technologies Completes C$13.8 Million “Bought Deal” Financing

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Toronto, March 21, 2018 - POET Technologies Inc. (the "Company" or "POET") (TSXV: PTK; OTCQX: POETF) announces that it has completed its previously announced bought-deal financing of C$11,999,900 (the "Offering") plus the exercise in-full by a syndicate of underwriters led by Cormark Securities Inc. and including H.C. Wainwright & Co., LLC (the “Underwriters”) of the overallotment option of C$1,799,985 for a total gross proceeds of C$13,799,885. The total number of units of the Company ("Units") issued under the Offering was 25,090,700. Each Unit consisted of one common share of the Company (each a "Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at a price equal to C$0.75 for a period of 24 months following the closing of the Offering which took place today.

The Units were offered in accordance with the terms of a prospectus supplement filed in all provinces in Canada except Quebec and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and in those jurisdictions outside of Canada and the United States which were agreed to by the Company and the Underwriters, where the securities were issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Company intends to use the net proceeds from the Offering for general corporate purposes, which may include, among other things, increased operating expenses from hiring of additional staff, capital equipment purchases, increased working capital requirements and further product development and sales activities, as well as potential business or intellectual property acquisitions in support of strategic growth.

The Underwriters were paid a cash commission equal to 6% of the gross proceeds raised under the Offering (including the exercise of the over-allotment option) and have also been issued broker warrants entitling them to purchase, in the aggregate, that number of Units as is equal to 6% of the number of Units sold in the Offering (including the Units sold pursuant to the over-allotment option) at price of $0.55 per Unit for a period of 24 months from the closing of the Offering.

This press release is not an offer or a solicitation of an offer of securities for sale in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from registration.

The Prospectus Supplement relating to the Offering is available free of charge on the SEDAR website at www.sedar.com and on the Company's website at www.poet-technologies.com and electronic copies may also be obtained from the offices of Cormark Securities Inc. at 200 Bay Street, Toronto, Ontario, Canada (or by emailing info@cormark.com) and from of H.C. Wainwright & Co., LLC at 430 Park Avenue, 4th Floor, New York, New York 10022 (or by emailing placements@hcwco.com). The Offering was only carried out by means of the short-form base shelf prospectus and the Prospectus Supplement, and in the United States by means of a private placement memorandum incorporating the same.

About POET Technologies

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products to military applications. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Information

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such forward-looking information or statements, including statements regarding the use of proceeds, are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, timely completion of development projects, capabilities of key vendors and suppliers, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans of key vendors, suppliers or development partners, risks affecting the Company’s ability to execute projects, misjudgments about customer requirements, failure to meet product specifications, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law. Please refer to the Company’s filings with the Canadian and U.S. Securities Commissions for the full safe harbor language.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

Shareholder Contact:

Shelton Group

Brett L. Berry

sheltonir@sheltongroup.com